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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                               SEC File Number:  2521

                          NOTIFICATION OF LATE FILING
                          ---------------------------

   (Check One):     [x] Form 10-K     [ ] Form 11-K     [ ] Form 20-F
                    [ ] Form 10-Q     [ ] Form N-SAR

For Period Ended: October 31, 1995
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[ ] Transition Report on Form 10-K[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:------------------------------------------

          Read attached instruction sheet before preparing form.
                           Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                     PART I.  REGISTRANT INFORMATION

Full name of registrant: Buck Hill Falls Company
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Former name if applicable:  Not Applicable
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Address of principal office (Street and number)

                                Cresco Road
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City, State and Zip Code        Buck Hill Falls, PA  18323
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                    PART II.  RULES 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III.  NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


Buck Hill Falls Company (the "Company") provides recreational and other services to the community of Buck Hill Falls, located in the Pocono Mountains of Northeastern Pennsylvania. This region was hit hard by the "Blizzard of 96" and the floods that followed, which disrupted normal business communications and travel for a large portion of January. Governor Ridge declared a state-wide disaster emergency during the blizzard and has sought a federal disaster declaration for the entire state in the wake of the unprecedented flooding that followed. The Company is a small company. All of its directors and all but one of its executive officers are unpaid volunteers and, for the most part, are absent from the community during periods of inclement winter weather. Under the circumstances it is necessary for the Company to delay the filing of its Form 10-K in order to give its directors and executive officers a fair opportunity to review and respond to it.


                         PART IV.  OTHER INFORMATION

    (1) Name and telephone number of persons to contact in regard to this
notification: William J. Morehouse     (215)    977-2190
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                    (Name)          (Area code)(Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes[ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [X] Yes[ ] No

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    If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a net loss of $88,740 for the fiscal year ended October 31, 1995 as compared to net income of $54,680 for the preceding fiscal year, attributable primarily to increased general and administrative costs and interest expense.

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                         Buck Hill Falls Company
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    January 29, 1996  By /s/ David B. Ottaway
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                             David B. Ottaway
                             Chairman and Chief Executive Officer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).

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